

March 7, 2012

Via E-mail
Zhen Zhen Peri
Chief Financial Officer
China Marketing Media Holdings, Inc.
RMA 901, KunTai International Mansion
No. 12 Chaowai Street
Beijing, 100020, People's Republic of China

> **Re:** **China Marketing Media Holdings, Inc.**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
> **December 31, 2010**
> **Filed November 29, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 21, 2011**
> **Amendment No. 1 to Form 8-K**
> **Filed February 28, 2012**
> **File No. 000-51806**

Dear Ms. Peri:

We have reviewed your response dated February 28, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed December 29, 2011

Item 1.01

1. We note your response to prior comment 2 that the Operation and Management Right Agreement was not included in the disposition. Since you have disposed of your interest in Shenzhen Media Investment Co., Ltd. ("SMI") and the agreement was between the Sale and Marketing Publishing House ("CMO") and SMI, please address that portion of our comment as to whether the transfer of the agreement was approved by CMO. If an amendment to the original agreement was executed, please file that amendment as an

exhibit. If CMO's consent was not obtained, please advise us and disclose your potential liabilities associated with the contract.

2. We note your revised disclosure in response to prior comment 3 that the nature of the consideration was cash. Please revise to also disclose that the transfer consideration is due within one year after the date of the agreement and state the amount, if any, cash consideration received.

3. With a view towards transparency, please revise your disclosure to clearly state you made an unsecured loan to Feng Yu $4,373,770 during the period ended September 30, 2011 payable monthly and due by March 2012 and that the advance was part of the assets included in the SMI transaction.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: F. Alec Orudjev, Esq.
     Cozen O'Connor